Exhibit (a)(5)(x)

PagoNxt Announces Approval of Squeeze-Out by Getnet of Unaffiliated Holders of Securities and the Expiration of the U.S. Subsequent Offering Period and the Brazilian Subsequent Offering Period

Madrid (Spain), February 10, 2023 – PagoNxt Merchant Solutions, S.L. (“PagoNxt” or “Purchaser”), in connection with the all cash tender offers in Brazil (the “Brazilian Offer”) and in the United States (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”) by Purchaser for up to any and all of the outstanding (i) common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the “Units”), in each case of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento, a company incorporated under the laws of the Federative Republic of Brazil (the “Company” or “Getnet”) and (ii) American Depositary Shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”) of the Company, hereby announces that on February 9, 2023, the shareholders of the Company approved at an extraordinary general shareholders’ meeting (the “EGM”) the redemption by the Company of any Securities held by holders of Securities other than Purchaser, the Company or any of their directors, officers or affiliates (the “Unaffiliated Securities”) that remain outstanding (the “Squeeze-Out”) after the Offers. The price in the Squeeze-Out shall be the price per Security payable during the initial offering period in respect of the Securities, as adjusted by the SELIC rate from the initial date of settlement of the Offers (i.e., December 5, 2022) until payment of the Squeeze-Out price. Purchaser understands that the Company expects to pay the Squeeze-Out price to holders of Shares and Units (including to the custodian of the Units underlying the ADSs with respect to the ADSs) within 15 days of the date of the EGM, i.e. by February 24, 2023. The Squeeze-Out price with respect to the ADSs will be paid out to holders of ADSs by The Bank of New York Mellon, as depositary for the ADSs. Holders of ADSs will receive payment in U.S. dollars.

Following the conclusion of the EGM and pursuant to Brazilian law, the subsequent offering period of the Brazilian Offer (the “Brazilian Subsequent Offering Period”) automatically expired as scheduled. According to information provided by Banco Santander (Brasil) S.A., as bookkeeper of the Shares and Units (the “Bookkeeper”), as of the expiration time of the Brazilian Subsequent Offering Period, a total of 755,169 Common Shares, 1,621,995 Preferred Shares and 21,992,218 Units, representing in the aggregate, on a per Share basis, approximately 2.5% of the Company’s outstanding share capital were validly tendered into and not validly withdrawn from the Brazilian Offer during the Brazilian Subsequent Offering Period. In addition, on February 9, 2023 at 5:00 p.m. New York City time (7:00 p.m. São Paulo time), the subsequent offering period of the U.S. Offer (the “U.S. Subsequent Offering Period”) expired as scheduled. As of the expiration time of the U.S. Subsequent Offering Period, according to information provided by The Bank of New York Mellon, as tender agent in the U.S. Offer (the “Tender Agent”), a total of 388,132 ADSs, representing in the aggregate, on a per Share basis, approximately 0.1% of the Company’s outstanding share capital were validly tendered into and not validly withdrawn from the U.S. Offer during the U.S. Subsequent Offering Period. No Shares or Units were tendered in the U.S. Offer.

As a result:

•	according to information provided by the Tender Agent and the Bookkeeper, a total of 755,169 Common Shares, 1,621,995 Preferred Shares, 21,992,218 Units and 388,132 ADSs representing in the aggregate, on a per Share basis, approximately 2.6% of the Company’s outstanding share capital were validly tendered into and not validly withdrawn from the Offers during the U.S. Subsequent Offering Period and the Brazilian Subsequent Offering Period; and

•	according to information provided by the Tender Agent, the Bookkeeper and B3, a total of 1,827,151 Common Shares, 4,376,675 Preferred Shares, 32,097,323 Units and 17,744,372 ADSs representing in the aggregate, on a per Share basis, approximately 7.6% of the Company’s outstanding share capital were validly tendered into and not validly withdrawn from the Offers (including the initial offering periods in both the U.S. and Brazil) in the aggregate.

All applicable conditions having been satisfied, Purchaser accepted for payment, and expects to pay for, all Securities validly tendered into and not validly withdrawn from the U.S. Subsequent Offering Period for which payment has not already been made pursuant to the terms of the U.S. Subsequent Offering Period. As a result, Purchaser’s shareholding in the Company will increase to 1,819,121,317 Shares representing approximately 97.5% of the Company’s outstanding share capital.

Promptly after the date hereof, Purchaser intends to take or cause the Company to take any actions necessary to effect the delisting of the ADSs from the Nasdaq, the deregistration of the Securities under the U.S. Securities Exchange Act of 1934, as amended, and to terminate the deposit agreement governing the ADSs pursuant to its terms.

Ignacio Narvarte Ichazo

Deputy Chief Executive Officer

PagoNxt Merchant Solutions, S.L.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Purchaser, Getnet and their respective affiliates resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to risks, uncertainties and changes in circumstance, including the satisfaction of closing conditions for the transaction, including regulatory approval, and the possibility that the transaction will not be completed. None of Purchaser or Getnet undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Important Additional Information and Where to Find It

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Getnet Shares, Units and ADSs. The tender offers for the outstanding Shares, Units and ADSs of Getnet commenced on October 31, 2022 by Purchaser. The U.S. subsequent offering period expired on February 9, 2023. The solicitation and offer to buy Getnet Shares, Units and ADSs was made by Purchaser pursuant to a tender offer statement on Schedule TO that was filed with the SEC on October 31, 2022 (including an offer to purchase, related letters of transmittal and certain other tender offer documents) and a transaction statement on Schedule 13E-3 filed with the SEC on October 31, 2022, in each case, as amended or supplemented from time to time. In addition, Getnet filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offers on November 14, 2022. The offer to purchase, solicitation/recommendation statement and related materials have been filed with the SEC and investors and security holders may obtain a free copy of these materials and other documents filed by Purchaser and Getnet with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by Getnet at ri.getnet.com.br/en/.